
Mail Stop 3561

March 1, 2010

Shane Whittle
President, Treasurer, Secretary and Director
Marley Coffee Inc.
357 South Fairfax Avenue, Suite 321
Los Angeles, CA 90036

> **Re: Marley Coffee Inc.**
> **Amendment No. 2 to**
> **Form 10-K for fiscal year ended January 31, 2009**
> **Filed February 2, 2010**
> **File No. 000-52161**

Dear Mr. Whittle:

We have reviewed your letter dated February 2, 2010 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some comments, we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Recent Sales of Unregistered Securities, page 9

1.   We note your response to comment one of our letter dated November 20, 2009. For the private placement of 125,000 shares of common stock in February 2008, please disclose the facts relied upon to make the exemption available. Additionally, name the persons or identify the class of persons to whom the securities were sold.

Item 7. Management Discussion and Analysis and Plan of Operation, page 9

2.   We note your response to comment three of our letter dated November 20, 2009. Please disclose the principal sources of cash, including dollar amounts, separately for both of the fiscal years ended January 31, 2008 and January 31, 2009.

Item 9A – Controls and Procedures, page 14

3.   We note your response to our prior comment four, but we were unable to find your revisions as indicated. Please note that management must provide separate conclusions regarding the effectiveness of 1) disclosure controls and procedures and 2) internal control over financial reporting. Please revise to provide management's conclusion regarding the effectiveness of your <u>disclosure controls and procedures</u> as of January 31, 2009. Refer to Item 307 of Regulation S-K. In your response, tell us how you considered the omission of this disclosure in forming your conclusion on the effectiveness of your disclosure controls and procedures.

Management's Annual Report on Internal Control over Financial Reporting, page 14

4.   It appears that your revised disclosure provides management's conclusion regarding the effectiveness of your internal control over financial reporting at August 31, 2009. Please provide management's conclusion regarding the effectiveness of your internal control over financial reporting as of the end of your most recent fiscal year (i.e. January 31, 2009).

Certain Relationships and Related Transactions, page 18

5.   We note your response to comment five of our letter dated November 20, 2009. Please disclose the name of the "director and shareholder" of the company that advanced the company approximately $4000 in October 2004.

Section 302 Certifications

6.   We note your response to our prior comment six. However, it does not appear your Section 302 certifications comply with the language required by Item 601(31) of Regulation S-K in the following respects:
   - Reference should be made to your "annual report" rather than your "quarterly report" in paragraph one
   - Reference should be made to the exact name of the registrant in paragraph one
   - Reference should be made to "the registrant" rather than "the small business issuer" throughout the certification.

7.   Please confirm in future filings, including any amendments to your Form 10-K, that you will revise your Section 302 certifications to address each of the matters noted above.

* * * * *

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Any questions regarding the accounting comments may be directed to Ethan Horowitz at (202) 551-3311. Questions on other disclosure issues may be directed to John Dana Brown at (202) 551-3859 or John Reynolds at (202) 551-3790.

Sincerely,

John Reynolds
Assistant Director

cc: Shane Whittle
        Fax: (888) 711-9873